Part I: Identifying Information:

1. Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission? **Yes.**
2. 2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD: **DEALERWEB LLC** ~~DEALERWEB INC.~~
3. Full name(s) of NMS Stock ATS under which business is conducted, if different: **DEALERWEB.**
4. SEC File No: **008-38103.**
5. Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:
   a. National Securities Association: **Financial Industry Regulatory Authority (FINRA)**
   b. Effective Date of Membership: **07/25/1987**
   c. MPID of the NMS Stock ATS: **DLTA**
6. Provide, if any, the website URL of the NMS Stock ATS: **https://www.tradeweb.com/our-markets/dealerweb-wholesale/**
7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system: 185 Hudson Street, Harborside 5, Suite 2200, Jersey City, New Jersey, 07311
8. Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers. ◄ Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.   Attach: Schedule A
9. Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners. X Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing. Attach: Schedule B